Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption "Experts" in the Registration Statement (Form F-3) and the related Prospectus of Millicom International Cellular S.A. for the registration of common shares and rights to purchase common shares, including common shares represented by Swedish Depository Receipts, and the incorporation by reference therein of our reports dated March 1, 2022 with respect to the consolidated financial statements of Millicom International Cellular S.A. and the effectiveness of internal control over financial reporting of Millicom International Cellular S.A. included in its Annual Report (Form 20-F/A) for the year ended December 31, 2021, filed with the Securities and Exchange Commission.

/s/ Ernst & Young

Société anonyme

Cabinet de révision agréé

Luxembourg

March 1, 2022